RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

September 28, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed September 2, 2016 File No. 333-208934

Dear Ms. Lopez,

We have received your letter of September 16, 2016. We have amended the registration statement as needed per the comments and provide this cover letter to respond comment by comment.

Prospectus Summary

Our Company, page 5

1.	Reference is made to the tenth paragraph on page 6. Please revise to disclose that the net gain from inception on March 20, 2015 through July 31, 2016 was $6,201 rather than $3,20

The disclosure has been corrected.

Summary Financial Information, page 7

2.	The summary financial information as of and for the year ended July 31, 2016 is labeled “(Unaudited)” and the summary financial information as of and for the year ended July 31, 2015 is labeled “(Audited).” The first paragraph under the “Summary Financial Information” subheading states that all this financial information was derived from your audited financial statements. As such, please remove the labels of “(Unaudited)” and “(Audited).”

The labels have been removed

3.	The “Total Liabilities & Stockholder’s Equity” as of July 31, 2015 line item does not agree to the financial statements. Please revise to present the correct amount.

The amount has been corrected.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

Financial Statements, page 34

4.	Please revise to present the audited July 31, 2015 and 2016 financial statements in a comparative format rather than as two separate sets of financial statements.

The financial statements have been revised to present them in a comparative format.

Statement of Changes in Stockholders’ Equity, page 50

5.	The “Beginning Balance” line item presented is net profit accumulated through July 31, 2015 and the “Common Stock” line item does not represent activity in the period beginning August 1, 2015 and ending July 31, 2016. Please revise to present a Statement of Changes in Stockholders’ Equity from August 1, 2015 through July 31, 2016.

The statement has been revised as requested.

The company acknowledges that:

☐   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanislav Augustin

Stanislav Augustin

President & Director

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